Darren K. DeStefano (703) 456-8034 ddestefano@cooley.com	VIA EDGAR AND OVERNIGHT COURIER

August 8, 2011

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Attn:	Mr. Jim Rosenberg, Senior Assistant Chief Accountant Mr. Gus Rodriguez, Accounting Branch Chief Ms. Kei Nakada, Staff Accountant

RE:	Micromet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 4, 2011 and amended April 15, 2011 File No. 000-50440

Ladies and Gentlemen:

On behalf of Micromet, Inc. (the “Company”), we are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 11, 2011 with respect to the above-referenced filing (the “Comments”).  Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the referenced filing with the Commission.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 16

1.
Please provide us proposed disclosure to be included in your future periodic filings that quantifies the aggregate amount of milestones that you may be obligated to pay in the future and the types of events that would trigger those payments.

Response to Comment 1:

In response to the Staff’s comment, the Company proposes to revise the paragraph below the “Contractual Obligations” table on page 16 to read as follows:

“We are a party to technology transfer, licensing and research and development agreements with various universities, research organizations and other third parties under which we have received licenses to certain intellectual property, scientific know-how and technology.  In consideration for the licenses received, we are required to pay certain fees and costs, including:

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August 8, 2011
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•	annual license and maintenance fees, which annual fees currently total approximately $161,000;
•	costs associated with the prosecution and maintenance of patents covering the licensed technology;
•
fixed payments upon the successful achievement of defined milestones, such as the enrollment of patients in clinical trials, the filing for or receipt of regulatory approvals, the achievement of specified annual revenue amounts from sales of approved products, and the execution of an out-license agreement with respect to a particular product candidate; and

•	royalties on future sales of commercialized products.

Under agreements currently in force, if all milestones were to be achieved for all of our product candidates in active development programs, we would be required to make milestone payments of approximately $67.0 million.  However, due to the uncertainty as to whether and when any of these milestone and royalty payments may be made, they are not included in the table above.”

Consolidated Financial Statements

Note 14.       Fair Value Measurements, page F-25

2.
Please provide us proposed disclosure to be included in future periodic filings that describes the valuation techniques and inputs you use in estimating the fair values of your Level 2 investments.  Refer to ASC 820-10-50-1.a.

Response to Comment 2:

In response to the Staff’s comment, the Company proposes to expand the disclosure in Note 14 to include a discussion of the valuation techniques and inputs for its Level 2 investments in a format and detail similar to the sample disclosure provided below.  This discussion would be located below the first table on page F-26 of the Form 10-K/A.

“For Level 2 financial investments, our investment advisor provides us with monthly account statements documenting the value of each investment based on prices received from an independent third-party valuation service provider.  This third party evaluates the types of securities in our investment portfolio to determine their proper classification in the fair value hierarchy based on trading activity and the observability of market inputs.  Our Level 2 instruments are valued using a multi-dimensional pricing model that includes a variety of inputs, including quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks and default rates that are observable at commonly quoted intervals.  As we are ultimately responsible for the determination of the fair value of these instruments, we perform quarterly analyses using prices obtained from another independent third-party provider of financial instrument valuations, to validate that the prices we have used are reasonable estimates of fair value.

We do not hold auction rate securities, loans held for sale, mortgage-backed securities backed by sub-prime or Alt-A collateral or any other investments which require us to determine fair value using a discounted cash flow approach. Therefore, we do not adjust our analysis or change our assumptions specifically to factor illiquidity in the markets into our Level 2 fair value measurements.”

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

August 8, 2011
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Note 20.           Restatement of Previously Issued Financial Statements, page F-34

3.
Please describe for us the errors relating to foreign currency transactions in available-for-sale investments outlining for us the incorrect accounting that you used, when, how and by whom the errors were discovered and the accounting that you applied to correct the errors, with reference to the Accounting Standards Codification.

Response to Comment 3:

Background

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company’s consolidated financial statements include the accounts of Micromet, Inc. (“Parent”) and its wholly-owned German subsidiary Micromet AG (“AG”).  AG performs research and development activities for the Company and is dependent on Parent for financing.

Starting in March 2009, Parent invested a portion of its cash in Euro-denominated debt securities classified as available-for-sale in accordance with Accounting Standards Codification (“ASC”) 320-10-25-1.  Parent raised approximately $152 million of additional cash in 2010 from the sale of its common stock in two public offerings and invested a portion of these proceeds in Euro-denominated debt securities classified as available-for-sale.

Applicable Accounting Rules

Pursuant to the requirements of ASC 830-10-55-3 through 55-7, an entity's functional currency is the currency of the primary economic environment in which the entity operates; normally, that is the currency of the environment in which an entity primarily generates and expends cash.  The Company’s reporting currency is the U.S. dollar.  The functional currency of Parent is the U.S. dollar, while the functional currency of AG is the Euro.

Under ASC 830-20-35-6, the Company’s available-for-sale Euro-denominated investments are to be re-measured in U.S. dollars at the end of each reporting period, with changes in the fair value being recorded as an unrealized gain or loss within in other comprehensive income.  Under ASC 830-20-35-6, when these Euro-denominated debt securities mature or are sold, any previously recorded unrealized gains and losses within other comprehensive income are to be reclassified to earnings.

Misapplication of Accounting Principle

As part of the year-end audit of the Company’s financial statements for the year ended December 31, 2010, the Company’s accounting and finance staff identified errors relating to re-measurement of Parent’s Euro-denominated cash balances.  At the time of the audit, however, the differences were considered to be immaterial.  The Company’s audit was completed on March 3, 2011.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

August 8, 2011
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In connection with its quarterly close process for the period ended March 31, 2011, the Company’s accounting and finance staff again reviewed its accounting for Euro-denominated investments within Parent’s portfolio.  As a result of its review, the accounting and finance staff determined that it had properly classified unrealized re-measurement gains and losses from its Euro-denominated available-for-sale securities within other comprehensive income; however, contrary to the requirements of ASC 830-20-35-6, these unrealized gains and losses were being removed from other comprehensive income when Parent transferred Euro-denominated cash to AG to fund its operations, rather than upon maturity or sale of the Euro-denominated investments.

The Company’s accounting and finance staff determined that this accounting error first occurred in the first quarter of 2009.  Upon completion of its review, the Company’s management determined that the failure to reclassify realized foreign currency gains out of other comprehensive income and into earnings had resulted in an overstatement of the Company’s net loss by $1.6 million for the year ended December 31, 2009 and an understatement of the Company’s net loss by $5.4 million for the year ended December 31, 2010, as described in Note 20 of the Form 10-K/A.

Disclosure and Correction of Error

On March 29, 2011, the Company’s management, in consultation with the audit committee of the Company’s board of directors and the Company’s independent registered public accounting firm, determined that the misapplication of accounting principles required a restatement of the Company’s 2010 and 2009 consolidated financial statements that had been included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.  The Company filed a current report on Form 8-K on April 4, 2011 disclosing this determination.

ASC 250-10-50-7 requires that when financial statements are restated to correct an error, the entity should disclose that its previously issued financial statements have been restated, along with a description of the nature of the error.  The entity also should disclose the following:

1.	The effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented, and

2.
The cumulative effect of the change on retained earnings or other appropriate components of equity or net assets in the statement of financial position, as of the beginning of the earliest period presented.

In addition, the entity should make the disclosures of prior period adjustments and restatements required by ASC 250-50-8.  That section requires that when prior period adjustments are recorded, the resulting effects (both gross and net of applicable income tax) on the net income of prior periods should be disclosed in the annual report for the year in which the adjustments are made and in interim reports issued during that year after the date of recording the adjustments.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

August 8, 2011
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The Company provided these disclosures within Footnote 20 to the consolidated financial statements.

The Company’s management believes that the Company’s accounting is now consistent with the guidance contained in ASC 830, Foreign Currency Matters, and ASC 320, Debt and Equity Securities.

*           *           *           *           *

As requested by the Staff, the Company has provided under separate cover, transmitted concurrently with this letter, an acknowledgement of its responsibility for the adequacy and accuracy of its disclosures in its public filings.

Please fax any additional comment letters concerning the above-referenced filing to (703) 456-8100 and direct any questions or comments concerning the above-referenced filings or this response letter to either the undersigned at (703) 456-8034 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours, /s/ Darren K. DeStefano Darren K. DeStefano

cc:	Barclay A. Phillips, Micromet, Inc. Matthias Alder, Micromet, Inc.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM